EX-99 Auditors Letter


(PricewaterhouseCoopers Letterhead)





U.S Securities and Exchange Commission
Washington, D.C. 20549


To Whom It May Concern:

In reference to Form 12b-25 filed by General DataComm Industries, Inc. (the "Company") for the period ended September 30, 2000, we represent that we could not furnish the required opinion on the Company's 10-K filing by the due date of December 29, 2000. The Company has certain activities in process that, upon completion, or, if not completed, will impact the disclosures in the 10-K filing. Due to the timing of these events, we will be unable to complete our audit procedures in time for the filing deadline.

Sincerely,

/S/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP

cc:  William G. Henry
     General DataComm Industries, Inc.